AMENDMENT TO SECTION 3.01 OF ARTICLE III OF THE BY-LAWS OF
NATIONAL RESEARCH CORPORATION

(Additions in bold and underscore; delections in strikethrough)

        3.01 General Powers, Classification and Number. All corporate powers shall be exercised by or under the authority of, and the business affairs of the corporation managed under the direction of, the Board of Directors. The number of directors of the corporation shall be ~~seven~~six (~~7~~6), divided into three classes, designated as Class I, Class II and Class III; and such classes shall consist of two (2), ~~three~~two (~~3~~2) and two (2) directors, respectively. At the first meeting of shareholders at which directors are elected after the date these by-laws are adopted, the directors of Class I shall be elected for a term to expire at the first Annual Meeting after their election, and until their successors are duly elected and qualified, the directors of Class II shall be elected for a term to expire at the second Annual Meeting after their election, and until their successors are duly elected and qualified, and the directors of Class III shall be elected for a term to expire at the third Annual Meeting after their election, and until their successors are duly elected and qualified. At each Annual Meeting after the first meeting of shareholders at which directors are elected after the date these by-laws are adopted, the successors to the class of directors whose terms shall expire at the time of such Annual Meeting shall be elected to hold office until the third succeeding Annual Meeting, and until their successors are duly elected and qualified.